FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  July 30, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: AGM Statement dated 30 July 2003


BRITISH ENERGY PLC - ANNUAL GENERAL MEETING - 30 JULY 2003

EXTRACTS FROM THE STATEMENTS FROM THE CHAIRMAN AND THE CHIEF EXECUTIVE SPEECHES TODAY

Adrian Montague, Chairman, commented on the Company's results for the financial year ended 31 March 2003 and also on the current Restructuring of the Company - outlining the background and reasons for the Restructuring, the progress to date and what is outstanding. Regarding the latter, he stated the following:

"We are looking to achieve formal agreement to the Restructuring proposals with the Major Creditors by 30 September 2003, in accordance with the original proposals".

"The State Aid application to the European Commission will involve a long and complex process, and this formally commenced last week. We hope to get European Commission approval about a year from now".

Regarding the Restructuring, the Chairman commented:

"The Board continues to believe that the proposed solvent restructuring is in the best interests of the Company and offers the best available opportunity to achieve the long-term financial viability of the British Energy Group...."

"But the Restructuring is going to be painful. Painful for the Company's Major Creditors because they will suffer a substantial write down of their debts. And painful for you, our shareholders, because when we issue new shares to the creditors on completion of the Restructuring, they will own the overwhelming majority of the shares in the Company and, as a result, the return to you, if any, will represent a very significant dilution of your existing interests......
Those Creditors, although they have signed Standstill Agreements and Heads of Agreement, still have yet to give their formal approval to the Restructuring Proposals and - if they do not, or if the Restructuring cannot proceed for some other reason - the Company is likely to have to seek the protection of administration. In this case, the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities, and there is highly unlikely to be any return to shareholders".

In commenting on current trading, Mike Alexander, Chief Executive, said the following:

"Market conditions within the UK remain extremely variable. Long term planning in these circumstances is challenging, but we need to ensure that post financial Restructuring we can survive in both the upside and downside forecasts. In our current position, certainty is essential, to protect the cash flow and to ensure that we pass through the next few years with minimum downside risk. To ensure a robust position in these changeable markets, we have sold forward the bulk of our projected output for 2003/04, and as a result, anticipate a further decline in the achieved price of around 7% this year, as stated in our Preliminary Results on 3 June 2003".

"This is one of the "costs" of certainty. As we become more secure we will review this short term trading philosophy, and seek to capture more of the potential upsides. Nevertheless, even in our current position, you will be pleased to note that we have broadened our channels to market, and are now a major supplier to UK industrial and commercial customers, supplementing our traditional routes in the wholesale market, and via the major third party retailers".

We expect to deliver a total electrical output for our UK nuclear stations of around 22 TWh up to the end of July, in the financial year 2003/04. This is ahead of our run rate to hit the 2003/04 target of 67 TWh".

"Within the rest of the Group, Eggborough continues to provide flexibility to the Company's nuclear portfolio and is expected to generate 1.5 TWh up to the end of July, whilst in the United States, AmerGen's three stations are also performing well, and should deliver an estimated total output of 7.1 TWh in the same period".

Regarding operating margins, Mike Alexander reiterated the Company's plans to "save some GBP25 million this year and a further GBP25 million in the next financial year", of which GBP9 million pa will come from the recently announced planned closure of the Company's current headquarters in East Kilbride. In addition, as part of the Company's plans to raise its operational performance "we will be bringing experienced Partners on board to assist us. The Partners will help us improve, they will not be responsible for operating our plants - their focus will be on project management, management decision support, and enabling existing processes to be integrated more rapidly."

"To bring you up-to-date on the re-start of Bruce A. We are aware that the first unit is in the final stages of commissioning and for planning purposes we are assuming an August and September restart for units 4 and 3 respectively".

Contacts
Andrew Dowler (Media)                                            020 7831 3113
Paul Heward (Investor Relations)                                 01355 262201



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 30, 2003                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations